Filed by Xtend AI Robotics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: JFB Construction Holdings

Commission File No.: 001-42538

The following microsite was first made available on March 4, 2026.

The following press release was made available on March 4, 2026.

JFB Construction Holdings and XTEND Issue Additional Investor

Materials in Connection with $1.5 Billion Business Combination

~ Pre-Recorded Investor Call Now Available; Presentation Previously Filed with the SEC ~

~ $500 Million Pipeline and $71 Million Backlog Highlight Strong Business Momentum ~

~ Combined Company to Be Named “XTEND AI Robotics” and Listed on a U.S. National

Securities Exchange Under Ticker “XTND” ~

TAMPA, Fla. and PALM BEACH, Fla., March 4, 2026 (GLOBE NEWSWIRE) — JFB Construction Holdings (Nasdaq: JFB), a real estate development and construction company, and XTEND, a leader in software systems and artificial intelligence-powered robotics, today released a pre-recorded investor presentation featuring remarks from Aviv Shapira, Chief Executive Officer and Co-Founder of XTEND and Tal Horesh, Chief Financial Officer of XTEND. The additional materials are related to the previously announced all-stock business combination, through which XTEND is pursuing a U.S. public market listing by combining with JFB, a Nasdaq-listed company with established U.S. infrastructure and construction expertise. The materials have also been filed with the U.S. Securities and Exchange Commission (SEC).

To access the video please click here.

Presentation Highlights

•

Transaction Overview: An all-stock business combination with an implied acquisition value of $1.5 billion, based on the price per share in the concurrent private placements. This transaction represents XTEND’s path to a U.S. public market listing: XTEND is combining with JFB, a Nasdaq-listed company, to form a new publicly traded entity. With neither company “acquiring” the other, both sets of shareholders will hold equity in the combined company, XTEND AI Robotics, a Delaware company. In connection with the closing of the transaction, the combined company will be named XTEND AI Robotics and is expected to be listed on a U.S. national securities exchange under the ticker “XTND.”

•

XTEND Technology Platform: An overview of XOS, XTEND’s unified operating system and hardware-agnostic mission platform, enabling human machine teaming across multiple domains through task-based autonomy and AI Pilots.

•

Market Opportunity: XTEND addresses an estimated $67 billion total addressable market spanning defense, law enforcement, and private security. The company has deployed over 10,000 systems across more than 30 countries and works with leading defense and security organizations including the U.S. Department of War, UK Ministry of Defence, the Israel Defense Forces, the Singapore Army, and law enforcement customers across multiple countries.

•	Financial Metrics: Key metrics include an approximately $500 million pipeline, approximately $71 million backlog as of December 31, 2025.

•

Strategic Investors: The transaction is supported by $152 million in investment commitments, with $42 million agreed to fund at signing. Strategic investors include Eric Trump, Unusual Machines (NYSE: UMAC), American Ventures, LLC, Protego Ventures, Aliya Capital, and Agostinelli Group.

Availability of Investor Materials

All materials can be accessed on XTEND’s investor relations website, here.

For ease of access, you can find the links to the respective components below:

To watch the presentation, please click here.

To read the transcript, please click here.

To view the deck, please click here.

Additional information regarding the proposed transaction can be found in subsequent SEC filings.

Transaction Timeline

The merger has been unanimously approved by the boards of directors of both companies and by written consent of JFB shareholders holding a majority of outstanding common stock. A registration statement on Form S-4 will be filed with the SEC. The transaction is expected to close in the middle of 2026, subject to customary closing conditions and regulatory approvals. Following the close, the combined company will be headquartered in Tampa, Florida.

About XTEND

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB will file a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

JFB Construction Holdings Contact:

CORE IR

Mike Mason

516 222 2560

investors@jfbconstruction.net

XTEND Contact:

Headline Media

Sarah Small

929 255 1449

sarah@headline.media

XTEND Investor Relations:

MZ North America

Shannon Devine

XTEND@mzgroup.us

203-741-8811

The following is a transcript of an investor video first made available on March 4, 2026.

XTEND

Investor Video

March 2026

Corporate Participants

Aviv Shapira, CEO & Co-Founder

Tal Horesh, CFO

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB will file a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

Aviv Shapira, CEO & Co-Founder

Hi everyone. My name is Aviv Shapira and I’m the co-founder and CEO of Xtend AI Robotics. Together with Tal Horesh, our CFO, I’m happy to present to you our company — a deep dive into our mission, our business plans, and go to market strategy, and how we became one of the leading robotic companies in the world today for defense and security applications.

Xtend is the world leader in battle proven AI robotics, trusted by the US Department of Defense and the IDF. At its core stands XOS, the Xtend operating system, merging AI autonomy with human intent to turn mission goals into coordinated robotic action. Over 10,000 systems have been deployed across air, land, and sea in upwards of 32 countries.

It began in 2019 when hostile drones and kites threatened Israel’s border. Xtend’s founders — Emmy winning innovators Aviv and Matteo Shapira, whose volumetric video was acquired by Intel — together with drone pioneer Rubi Leoni, created the world’s first drone defense wall. We set out to remove risk from the frontline. We created Mark and Fly: tap the target, the system plans and executes, turning any soldier into a one man task force.

With level three autonomy, our drones plan and perform multi-mission swarm operations from close quarters combat to open field engagements, eliminating the need for pilot training. With level four autonomy, they execute distributed missions, share intelligence, and operate even without GPS or communications, building battle resilient AI orchestration through years of real world combat.

When war erupted, Xtend systems led the front — scanning buildings, flying tunnels, intercepting threats and saving lives. Now scaling through our global XFB network, with US production in Tampa and sites in Israel, Europe, and Singapore, Xtend is moving beyond defense into private security, protecting critical assets with battle proven robotics. Xtend — battle proven AI robotics — join us to make the world safer and shape the future of security.

Tal Horesh, CFO

Thank you, Aviv. With that out of the way, we wanted to take the time to dig a little deeper and formally present the materials that went on file with the SEC in conjunction with the business combination between Xtend and JFB Construction. Today’s presentation is a good opportunity to walk you through the strategic rationale, the opportunity, technology, and the transaction terms in greater detail.

Let’s start with the merger announcement. On February 17th, 2026, Xtend and JFB Construction Holdings announced both parties entered into a definitive agreement to combine in an all stock transaction with an implied transaction value of $1.5 billion based on the effective price paid per share in the concurrent private placements. In connection with the closing of this transaction, the combined company is expected to name Xtend AI Robotics and trade on a US National Security Exchange selected by the parties under the ticker symbol XT. We expect the transaction will close in the middle of this year.

The strategic logic beyond this combination is compelling. We are pairing Xtend’s AI driven operating system and advanced robotic autonomy capabilities with JFB’s established US operating infrastructure and build out expertise. We believe this combination will create a clear path for accelerating our American manufacturing capabilities, scaling our production, and bringing a next generation autonomous robotic technology platform to the public markets.

This transaction is backed by a strong group of strategic investors, including Eric Trump, Unusual Machines, which trades on NYSE under the ticker UMAC, American Ventures LLC, Protego Ventures, Aliya Capital, and

Agostinelli Group. This includes a $152 million investment commitment with $42 million agreed to fund at signing.

I’d now like to turn the call over to Aviv Shapira, CEO and co-founder of Xtend, who will walk you through the company, its technology, the market opportunity, and the strategic vision for Xtend AI Robotics going forward. Aviv, thank you.

Aviv Shapira, CEO & Co-Founder

A bit of personal background on myself: I’m an aerospace engineer by training with a master in rocket propulsion. I spent years of my career at defense industry companies like Rafael, Elbit, and Thales before spending the last 15 years of my career building startups. Xtend is deeply personal to me and to the entire team that works for us because since 2019, we had the power and the privilege of saving lives.

Xtend was built on two complementary technological foundations. The first is Replay, an AI company I founded that reconstructed live events in true 3D space. The platform enabled viewers to experience sports from any angle and perspective, including immersive player level viewpoints. The technology received two Emmy Awards for the best technological achievement in television. At Super Bowl 51, we delivered a broadcasting event from the eyes and perspective of Tom Brady, a revolution in sport broadcasting. The company was eventually acquired by Intel for approximately $200 million, and I would say more importantly, the core founders and senior engineers teams from that business transitioned together with us from Replay to Intel and from Intel to Xtend. The institutional knowledge and technical DNA from that team remains with us today.

The second foundation comes from our team’s experience in competitive drone racing, one of the most technological demanding forms of human machine control. Piloting high speed racers requires elite reflexes, spatial awareness and coordination. For most people, even months of intensive practice would not be enough to even become a basic drone race pilot. Six years ago, we developed a proprietary operating system that compressed the learning curve from months into minutes. Users can now instantly pilot high speed race drones after less than two minutes of training. That breakthrough fundamentally changed how drones are being controlled today. The convergence of these two technological foundations — AI, VR technology, together with intuitive human machine control — is the backbone of Xtend.

Our mission at Xtend is to make the world safer by rapidly integrating advanced artificial intelligent robotic platforms into high risk operational environments. We believe in speed and agility that are necessary to address the most complex missions and dynamic operational challenges facing our customers. We are building our proprietary Xtend operating system, which we call XOS, to serve as the open architecture backbone for the next generation of autonomous solutions. Purpose built for complex environments, XOS is designed to transform unmanned systems from remotely piloted tools into intelligence collaborative systems through human machine teaming or HMT. Our robotic platforms enable a single operator to supervise and direct multiple unmanned assets across multiple domains, providing autonomy at the edge.

I want to walk investors through our robotic autonomy roadmap because it’s critical to understand where we are and where we are going. So there are five levels of autonomy today.

Level one is what we call manual control. This is where most of the market operates today with traditional sticks based manual piloting.

Level two is what we call human guided autonomy. The operator gives the unmanned drone a “what” command rather than telling it how to fly via manual sticks. We pioneered this approach and our systems are battle proven at this level ever since. Level two is also what reduced training time by 95% from months into minutes.

Level three is what we call task autonomy. Instead of telling the robot what to do step by step, you simply give it a task such as go through the window and the AI executes the rest. Our systems are battle proven at level three as well, and the revolution here is that pilots can now be anywhere in the world and not endangering themselves in the field.

Level four is what we call mission autonomy. The operator assigns a full mission profile and the drone executes it autonomously. We are currently developing level four capabilities, and we believe this is the future of robotics as we can assign hundreds of missions to thousands of drones and robots to execute.

Level five is full autonomy. The unmanned robot executes its all defined missions and generates reports independently without human involvement. This is the long-term frontier for Xtend and for the entire industry.

Over the past 24 months, we have significantly reduced average operating training time, proven our system can allow a single operator to effectively deploy multiple unmanned drones simultaneously in the field, and expanded the reach of our robotic platforms into multi-domain operations.

Our technology is not theoretical. It has been successfully deployed since the earliest days of the company throughout the recent conflicts in both Israel and Ukraine. The events of October 7th fundamentally accelerated our development. We’ve learned more in one week than in the previous four years combined. Our drones operated inside buildings, in underground tunnels, and in GPS and communication denied environments. We have deployed fiber controlled drones and AI pilots to operate in contested environments that no human operator could safely enter. Our systems replace soldiers in high risk missions including building breaches, tunnel mapping, and autonomous strike capabilities in complex urban terrain. Our customers deploy multiple unmanned robots and drones, AI pilots and counter UAS solutions, including our Honeybadger drone interception system, which is capable of both multi-mission and net based interception against incoming drone swarms.

Our robotic platforms empower operators to effectively configure and scale their capabilities to meet mission requirements. So unlike our competitors whose products are based on rigid proprietary offerings, our robotic platforms are designed to be effectively reconfigured to match the mission. Today we offer 10 flagship robotic tools powered by XOS organized into three mission oriented capabilities — reconnaissance, strike and shield. Each product addresses a distinct operational need on a common XOS foundation.

Recon delivers situational awareness in the hardest environments to access — indoor, underground and GPS denied settings. Strike executes the surgical breaching and precision loitering munition missions using modular payloads. Shield detects, identifies and intercepts hostile small drones at variable speeds. Our robotic platforms, payload sensors and modules can be reconfigured to match the mission at hand, and as XOS advances, it can absorb new capabilities and be effectively redeployed.

We have deployed over 10,000 systems across more than 30 countries. We work with leading defense organizations, including the US Department of Defense, the Israeli Defense Forces, and the Singapore Army and other strategic partners. We are addressing an approximately $67 billion addressable market spanning from defense, law enforcement and private security. The demand for systems that keep operators out of harm’s way is surging. This represents a significant and huge market opportunity for us.

Xtend is one of 25 vendors invited to compete in phase one of the Department of Defense Drone Dominance Program, an acquisition reform effort aimed at scaling attack drone capabilities at low cost. We’ve also received a multimillion dollar contract at a firm fixed price from the DOD in November 2025 to supply multi-domain aerial drones for both ISR and strike missions with embedded AI capabilities. This aligns directly and perfectly with Defense Secretary Hegseth’s drone initiative and President Trump’s executive order to accelerate domestic drone production.

Our go-to-market approach is being built around a concept we call local power means global scale. We operate through XFAB subsidiaries, which serve as regional hubs for sales, production and integration. Currently located in the United States, Israel, Singapore, and in Europe. We plan to selectively expand our XFAB network, production, and capability around the globe over the next few years by creating scalable infrastructure for both manufacturing and customer support in key markets. The Tampa, Florida production facility is our planned headquarters following the closing of this transaction and our anchor for the US market. This transaction is expected to directly fund the expansion of our NDAA compliant domestic production capabilities there, accelerating the delivery to US customers, NATO allies and partners across Asia.

Let me share some key financial metrics with you. Our pipeline consists of approximately $500 million in identified opportunities as of December 31st, 2025. Our backlog consists of approximately $71 million in contracted commitments, which we expect to deliver over the next 24 months.

Our growth strategy is really about establishing XOS as the go-to operating system for mixed unmanned fleets across air, ground, and maritime domains. We’re building our integrations across both our hardware and third party systems, working closely with defense primes and leading robotic companies to embed XOS at the core of major autonomy programs. At the same time, we’re continuing to invest in the technology itself, pushing forward on the next generation of autonomy, multi robot coordination, and the ability to operate effectively in GPS denied and communication restricted environments. We’re also expanding the utility of our robotic product lines with modular payloads, mission specific applications, and expanding into new markets like Homeland Security, border protection, and critical infrastructure where we see strong demand and natural fit for our capabilities. Underpinning all of this is the selective M&A portfolio strategy and the global buildup of the XFAB Manufacturing Network, which together are designed to help us scale quickly and serve customers and partners in key markets around the world.

By combining our platform with JFB, we expect to accomplish several critical objectives simultaneously. First, we are gaining access to a US public capital market through a US national Security exchange listing. Second, we are building a vertically integrated American made defense technology platform that combines software, hardware, and domestic production under one entity. For me personally, return on investment means return on safety, freedom and peace for the future generations. That is the mission we are pursuing and this transaction gives us the platform to deliver it on it at scale.

The global demand for autonomous robotic systems has never been stronger. We’re seeing it in our pipeline, in our DOD contract, in our selection for the drone dominance program, and in the caliber of strategic partners who have chosen to back this transaction. We believe this business combination gives us everything we need to scale: US public market access, the ability to efficiently scale US manufacturing infrastructure, approximately $150 million in capital to deploy, and the resources to convert our backlog and pipeline into revenues. We look forward to executing on this vision and delivering results for all of our shareholders. Thank you so much for listening today.

The following press release was made available on March 3, 2026.

JFB Announces XTEND’s Mobilization of Global Operations to Support Allied Defense Missions

~ Company Responds to Israeli Ministry of Defense Request; International XFAB Network Deploys

Operators to U.K. as One United Platform ~

TAMPA, Fla., March 03, 2026 (GLOBE NEWSWIRE) — JFB Construction Holdings (Nasdaq: JFB) (“JFB” or the “Company”) and XTEND, a leader in software systems and artificial intelligence-powered robotics, today announced the rapid mobilization of its worldwide XFAB operator network to support allied defense requirements across multiple theaters of operation. With operators deploying from the United States and Latvia to the United Kingdom, XTEND is demonstrating what it means to function as a truly global defense platform.

XTEND’s global XFAB network was purpose-built for exactly this kind of rapid, distributed response. With certified operators and infrastructure spanning multiple countries and continents, the Company is uniquely positioned to support allied defense needs wherever and whenever they arise - as one company, with one mission.

“We stand united with our allies in defending the values we share,” said XTEND’s Chief Executive Officer, Aviv Shapira. “Our global platform exists for moments exactly like this - to move fast, support our partners, and protect those who protect us. That mission has never been clearer.”

The XTEND team remains fully operational and mission-ready. Leadership emphasized that its people across all global locations understand the gravity and responsibility of what they are building together, and that the organization is stronger than ever. In addition to international deployments, XTEND is also supporting urgent operational requirements from allied defense ministries, further validating the scalability and reach of the XFAB platform across simultaneous, multi-national missions.

As announced on February 17, JFB Construction Holdings (Nasdaq: JFB) and XTEND entered into a definitive agreement to combine with XTEND in an all-stock transaction. The business combination is further supported by strategic investments from Eric Trump, Unusual Machines, American Ventures, LLC, Protego Ventures, and Aliya Capital. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on a U.S. national securities exchange under the “XTND.”

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. States. For more information, visit the company’s SEC filings at www.sec.gov.

About XTEND

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the

“SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB will file a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

XTEND Contact:

Headline Media

Sarah Small

929 255 1449

sarah@headline.media

XTEND Investor Relations:

MZ North America

Shannon Devine

XTEND@mzgroup.us

203-741-8811